UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto as Exhibit 5.1 is a copy of the opinion of CBLS Law Offices.

Attached hereto as Exhibit 99.1 is a copy of the Registrant’s press release issued on February 6, 2014, reporting closing a public offering of the Registrant’s ordinary shares with gross proceeds of $15.0 million.

Exhibits 5.1, 23.1 and 99.1 of this Report on Form 6-K of the Registrant is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 File Nos. 333-191842 and 333-193350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: February 6, 2014	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Exhibit index

Exhibit Number	Description of Document

5.1	Opinion of CBLS Law Offices, dated February 5, 2014.

23.1	Consent of CBLS Law Offices (included in Exhibit 5.1).

99.1	Press Release: Top Image Systems, Ltd. Closes $15.0 Million Public Offering of Ordinary Shares Including Exercise in Full of Overallotment Option, dated February 6, 2014.